Exhibit 99.1

NQ Mobile Inc. Announces Filing of Annual Report on Form 20-F

BEIJING and DALLAS, April 17, 2013 — NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced that it filed its annual report on Form 20-F for the year ended December 31, 2012 with the Securities and Exchange Commission. The annual report on Form 20-F, which contains the Company’s audited consolidated financial statements for the three years ended December 31, 2012, can be accessed and downloaded through the investor relations section of the Company’s website at http://ir.nq.com. Shareholders and ADS holders may request a hard copy of the Company’s annual report, free of charge, by contacting Investors Relations Department, NQ Mobile Inc., No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, the People’s Republic of China, or by email to investors@nq.com.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of trusted mobile Internet services built on its world-class acquisition, engagement and monetization platform. The company was one of the first to recognize the growing security threats targeting smartphone users and now has about 242 million registered and 85 million active user accounts globally. NQ Mobile’s cloud-based trust platform has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile is recognized as a global pioneer in mobile innovation and technology leadership. NQ Mobile maintains dual headquarters in Dallas, TX, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

For additional information please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853